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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549



                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                       PARAMETRIC TECHNOLOGY CORPORATION
                       ---------------------------------
            (Exact name of Registrant as Specified in its Charter)


           MASSACHUSETTS                                   04-2866152
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(State of Incorporation or Organization)     I.R.S. Employer Identification No.)


140 KENDRICK STREET, NEEDHAM, MASSACHUSETTS                   02494
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(Address of Principal Executive Offices)                   (Zip Code)


If this Form relates to the registration     If this Form relates to the of a
of a class of securities pursuant to         registration class of securities
Section 12(b) of the Exchange Act and        pursuant to Section 12(g)
is effective upon filing pursuant to         of the Exchange Act and is
General Instruction A.(c), please check      effective pursuant to General
the following box. [_]                       Instruction A.(d), please check
                                             the following box.  [X]



Securities Act registration statement file number to which this form relates:

     ---------------------------------------------------------------------
                                (If applicable)

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

       Title of Each Class               Name of Each Exchange on Which
       to be so Registered               Each Class is to be Registered
       -------------------               --------------------------------
              None                                    None

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

             Series A Junior Participating Preferred Stock Purchase Rights

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                               (Title of Class)
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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On November 17, 2000, the Board of Directors (the "Board") of Parametric Technology Corporation ("PTC") adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of PTC's common stock, par value $.01 per share (the "Common Stock"), to shareholders of record at the close of business on January 5, 2001. Each right entitles the record holder to purchase from PTC one one-thousandth of a share (a "Unit") of PTC's Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a price of $60.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between PTC and American Stock Transfer & Trust Company as Rights Agent (the "Rights Agent"). The Rights will expire on January 5, 2011 (the "Final Expiration Date"), unless earlier redeemed by PTC as described below.

     Capitalized terms used and not defined herein shall have the respective meanings ascribed to such terms in the Rights Agreement.

     Initially, the Rights will be evidenced by the certificates representing shares of Common Stock and no separate Rights Certificates will be distributed. The Rights will become exercisable, and transferable apart from the shares of Common Stock, on the Distribution Date, which will be the earlier of (i) ten
(10) days (or such later date as may be determined by the Board) after the date of a public announcement by PTC (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or
(ii) ten (10) business days (or such later date as may be determined by the Board) after commencement of a tender or exchange offer that, upon its consummation, would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with, and only with, such Common Stock certificates, (ii) new Common Stock certificates issued after January 5, 2001 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, the Rights Agent will send to the record holders of Common Stock on the Distribution Date one or more Rights Certificates, which thereafter will evidence the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of PTC, including, without limitation, the right to vote or to receive dividends.

     Under the "Flip-in Provisions" of the Rights Agreement, if any person or group becomes the beneficial owner of 15% or more of the then outstanding Common Stock (a "Triggering Event"), then, after the Distribution Date, each holder of a Right will have the right to receive, upon exercise thereof at the then current Purchase Price, in lieu of the Preferred Shares and

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subject to certain provisions of the Rights Agreement, Common Stock (or, in certain circumstances, cash, property or other securities of PTC or a reduction in the Purchase Price) having a value equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, after the occurrence of a Triggering Event, all Rights that are, or (in certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     The "Flip-in Provisions" of the Rights Agreement are subject to PTC's option to exchange the Rights (the "Exchange Option") under the Rights Agreement. Under the Exchange Option, PTC may, at any time after a person becomes an Acquiring Person and before either such person becomes the beneficial owner of at least 50% of PTC's Common Stock or PTC is merged with or its assets sold to another Person, exchange all or part of the then outstanding Rights (other than those held by the Acquiring Person) for consideration per Right consisting of one half the number of shares of Common Stock (or one half the value of other consideration as noted above) that would be issuable upon exercise of one Right.

     Under the "Flip-over Provisions" of the Rights Agreement, if, after the Distribution Date (i) PTC is acquired in any of certain specified mergers or other business combination transactions or (ii) if 50% or more or the assets or earning power of PTC and its subsidiaries are sold, then each holder of a Right (except Rights held by an Acquiring Person that previously have been voided) shall thereafter have the right to receive, upon exercise, shares of the common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. In the event that the Rights cannot be exercised for common stock of the acquiring company, each holder of a Right will be entitled to put the Rights to the acquiring company for cash equal to the Purchase Price of the Rights.

     The Purchase Price payable, the number of Preferred Shares or other securities or property issuable upon exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time by PTC to prevent dilution that might occur in the event of stock dividends, stock splits, recapitalizations, reclassifications, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization or any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock or Preferred Shares, as the case may be (other than the Rights or regular quarterly dividends) or otherwise. The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of similar occurrences.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

     The Board may redeem all but not less than all of the Rights for $.001 per Right (the "Redemption Price") at any time before the earlier of (i) the expiration of ten (10) days after the Stock Acquisition Date and (ii) the Final Expiration Date. Upon redemption by the Board, the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

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     No supplement or amendment to the Rights Agreement may be made to change the Redemption Price, the Final Expiration Date, the Purchase Price or the number of shares of Common Stock for which a Right is exercisable. Before the Distribution Date, however, PTC may amend or supplement any other terms of the Rights Agreement. After the Distribution Date, so long as the change does not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person or an Affiliate or an Associate of an Acquiring Person) PTC may amend or supplement any terms of the Rights Agreement, other than those specified in the first sentence of this paragraph, except that PTC may not amend the Rights Agreement to lengthen (i) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights or benefits of the holders of the Rights.

     As of December 31, 2000, there were 265,797,156 shares of Common Stock outstanding and 10,259,238 shares of Common Stock in PTC's treasury. As of December 31, 2000, there were 87,116,101 shares of Common Stock reserved for issuance under employee benefit plans. Each share of Common Stock outstanding on the Record Date will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right, subject to adjustment, for each share of Common Stock issued or transferred from the Company's treasury between the Record Date and the Distribution Date so that all such shares will have attached Rights. 500,000 shares of Preferred Shares are initially reserved for issuance upon the exercise of the Rights.

     The Rights Agreement, which is contained in the exhibits hereto, is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, together with the exhibit thereto.

ITEM 2.   EXHIBITS.

     1. Rights Agreement between Parametric Technology Corporation and American Stock Transfer & Trust Company, as Rights Agent, dated as of January 5, 2001 (with the following exhibit thereto: Exhibit A Form of Rights Certificate) (filed as Exhibit 4.1 to Parametric Technology Corporation's Annual Report on Form 10-K (File No. 0-18059) on December 28, 2000, and incorporated herein by reference).

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PARAMETRIC TECHNOLOGY CORPORATION



Date:  January 5, 2001              By:  /s/ Edwin J. Gillis
                                       ---------------------
                                      Edwin J. Gillis
                                      Executive Vice President, Chief
                                      Financial Officer and Treasurer

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EXHIBIT NO.    DESCRIPTION
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     1.        Rights Agreement between Parametric Technology Corporation and
               American Stock Transfer & Trust Company, as Rights Agent, dated as of January 5, 2001 (with the following exhibit thereto:
               Exhibit A Form of Rights Certificate) (filed as Exhibit 4.1 to Parametric Technology Corporation's Annual Report on Form 10-K (File No. 0-18059) on December 28, 2000, and incorporated herein by reference).

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